EXHIBIT 12

COMPUTATION OF RATIO OF INCOME FROM

CONTINUING OPERATIONS TO FIXED CHARGES

FOR NINE MONTHS ENDED SEPTEMBER 30,

(UNAUDITED)

(Dollars in millions)	2017	2016
Income from continuing operations before income taxes (1)	$6,936	$7,348

Add: fixed charges, excluding capitalized interest	1,301	1,241

Income as adjusted before income taxes	$8,236	$8,589

Fixed charges:
Interest expense	$947	$904
Capitalized interest	(1)	3
Portion of rental expense representative of interest	354	337

Total fixed charges	$1,300	$1,244

Ratio of income from continuing operations to fixed charges	6.34	6.90

(1)    Income from continuing operations before income taxes excludes (a) amortization of capitalized interest, and (b) the company’s share in the income and losses of less-than-fifty percent-owned affiliates.